SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

B.V.R. SYSTEMS (1998) LTD.
(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

        BVR SYSTEMS (1998) LTD. REPORTS FIRST QUARTER 2008 RESULTS

        Rosh Ha’ayin, Israel – May 28, 2008 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $0.5 million or $0.0 per share for the first quarter of 2008, compared with a net loss of $0.1 million, or $0.0 per share for the first quarter of 2007.

        Revenues for the first quarter of 2008 were $7.6 million, compared with revenues of $4.1 million for the first quarter of 2007.

        Gross profit for the first quarter of 2008 was $2.1 million, compared with a gross profit of $1.4 million for the first quarter of the previous year.

        Operating profit for the first quarter of 2008 was $0.5 million, compared with an operating loss of $0.1 million for the same period last year.

        BVR’s order backlog at the end of the first quarter of 2008 was approximately $65.5 million.

        Mr. Ilan Gillies, BVR Systems’ CEO, commented: “We are very pleased with the results reported today. We believe that they follow the extensive work invested in marketing and successful completion of contracts to the full satisfaction of our customers”.

IFRS Reporting:
This condensed unaudited financial information has been prepared according to International Financial Reporting Standards (“IFRS”). The preparation of the financial information in accordance with IFRS resulted in changes to the accounting policies as compared with the previous financial statements prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).  The new accounting policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous GAAP to IFRSs resulted mainly with an increase to operating expenses of $ 86 thousands, and $ 232 thousands for the three months ended March 31, 2007, and for the year ended December 31, 2007, respectively, the increase to the operating expenses was due to increased stock based compensation expenses that were offset by a decrease in employees benefits cost for the reported periods. In addition, various balance sheet reclassifications were done in order to conform to the current period presentation.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	March 31		December 31 2007
	2008	2007
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited

Assets

Cash and cash equivalents	6,766	4,139	1,520
Restricted bank deposits	2,850	1,218	1,434
Trade receivables	2,196	2,898	2,433
Other receivables	494	345	313
Inventories	1,322	2,021	1,322

Total current assets	13,628	10,621	7,022

Other non-current bank deposits	3,498	913	2,107
Property, plant and equipment	955	871	880
Other assets, net	116	253	151

Total non-current assets	4,569	2,037	3,138

Total assets	18,197	12,658	10,160

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	March 31		December 31 2007
	2008	2007
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited

Liabilities

Short-term bank credit, net	-	-	466
Short-term loan from bank and other	620	120	620
Trade payables	2,601	1,871	1,922
Excess of advances from customers over amounts
recognized as revenue	10,512	2,670	3,591
Taxes payables	-	553	-
Other payables	2,117	1,702	1,728
Provisions	81	133	84

Total current liabilities	15,931	7,049	8,411

Long-term tax payables	-	24	-
Employee benefits	70	47	64

Total long-term liabilities	70	71	64

Total liabilities	16,001	7,120	8,475

Shareholders' equity

Share capital	25,891	25,861	25,861
Additional paid-in capital	16,944	16,954	16,954
Accumulated deficit	(40,639)	(37,277)	(41,130)

Total shareholders' equity	2,196	5,538	1,685

Total liabilities and shareholders' equity	18,197	12,658	10,160

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Three months ended		Year ended December 2007
	March 31, 2008	March 31, 2007
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited

Revenues:
Sales	6,466	3,660	12,547
Royalties and commissions	1,092	423	559

Total revenues	7,558	4,083	13,106

Cost of revenues	5,463	2,673	10,763
Inventory write-off	-	-	699

Gross profit	2,095	1,410	1,644

Operating expenses:
Research and development	276	252	959
Selling and marketing	577	541	2,241
General and administrative	739	678	2,522

Total operating expenses	1,592	1,471	5,722

Operating profit (loss)	503	(61)	(4,078)

Financial income	34	19	15
Financial expenses	(75)	(21)	(33)

Financial costs, net	(41)	(2)	(18)

Profit (loss) before income taxes	462	(63)	(4,096)

Income tax expense	-	-	-

Net profit (loss) for the period	462	(63)	(4,096)

Profit (loss) per share:
Basic profit (loss) per share (in US$)	0.00	(0.00)	(0.03)

Diluted profit (loss) per share (in US$)	0.00	(0.00)	(0.03)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: May 28, 2008